SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      -------------------------------------

                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

    For the fiscal year ended December 31, 1996

( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE  SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from ____________________ to ___________________

    Commission file number   1-7092






                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN
                         455 North Cityfront Plaza Drive
                          Chicago, Illinois 60611-5504
                         (Title and Address of the Plan)



                          ILLINOIS CENTRAL CORPORATION
                         455 North Cityfront Plaza Drive
                          Chicago, Illinois 60611-5504
               (Issuer and Address of Principal Executive Offices)

                                                     SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         ILLINOIS CENTRAL RAILROAD COMPANY
                                           UNION EMPLOYEES SAVINGS PLAN






                                                  /s/ Dale W. Phillips
                                                      Dale W. Phillips
                                                Member Administrative Committee


















Date:  June 26, 1997

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN
                                    FORM 11-K



                       Financial Statements and Schedules
                      Year Ended December 31, 1996 and 1995




                                                        F1

                            ILLINOIS CENTRAL RAILROAD
                          UNION EMPLOYEES' SAVINGS PLAN


              INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS



Financial Statements and Schedules:

  Independent Auditors' Report............................F-3

  Statements of Financial Position as of
   December 31, 1996 and 1995.............................F-4

  Statements of Income and Changes in Plan Equity for
   the year ended December 31, 1996 and the period
   June 26, 1995 to December 31, 1995.....................F-6

  Notes to Financial Statements...........................F-8

  Schedule I - Schedule of Assets Held For Investment
   Purposes at December 31, 1996..........................F-13

  Schedule II - Schedule ofReportable Transactions for the
   year ended December 31, 1996...........................F-14

Exhibit:

  Exhibit 23: Independent Auditors' Consent...............E-1

                          Independent Auditors' Report


The Administrative Committee
Illinois Central Railroad
Union Employees' Savings Plan:

We have audited the accompanying statements of financial position of Illinois Central Railroad Company Union Employees' Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the year ended December 31, 1996 and the period June 26, 1995 to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Illinois Central Railroad Union Employees' Savings Plan as of December 31, 1996 and 1995, and the results of its operations and the changes in its plan equity for the periods then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial position and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial position and results of operations and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                      /s/ KPMG PEAT MARWICK LLP
Chicago, Illinois
June 13, 1997

                                                        F3

                       ILLINOIS CENTRAL RAILROAD COMPANY
                         UNION EMPLOYEES' SAVINGS PLAN
                        STATEMENT OF FINANCIAL POSITION
                               DECEMBER 31, 1996

                                                 Investment Funds
                             Illinois
                             Central
                               Corp.              Target    Target
                      Total   Stock Fund Income     2025      2005    Balanced
Assets:
Investments at
 fair value        $1,635,746   291,840   251,544   235,284   269,647   587,431
Dividends
 receivable             2,136     2,136
Accrued interest
 receivable                24                   2         2         2        18
Cash and cash
 equivalents           22,404    21,357        40        68        48       891

   Total assets    $1,660,310   315,333   251,586   235,354   269,697   588,340

Liabilities and Plan Equity:
 Liabilities:
 Payable for unsettled
 trades            $        0                                                 0

Total liabilities           0         0         0         0         0         0
Plan equity        1,660,310   315,333   251,586   235,354   269,697   588,340

Total liabilities
 and plan equity   $1,660,310   315,333   251,586   235,354   269,697   588,340

   See accompanying Notes to Financial Statements.

                       ILLINOIS CENTRAL RAILROAD COMPANY
                         UNION EMPLOYEES' SAVINGS PLAN
                        STATEMENT OF FINANCIAL POSITION
                               DECEMBER 31, 1995

                                                       Investment Funds
                                   Illinois
                                    Central
                                     Corp.            Target   Target
                         Total   Stock Fund  Income    2025    2005    Balanced
Assets:
 Investments at fair
   value                $ 365,854    63,089    71,982   49,252  71,530  110,001
   Accrued receivable         475       475
   Cash and cash
     equivalelent           6,490     6,490

   Total assets         $ 372,819    70,054    71,982   49,252  71,530  110,001

Liabilities and Plan Equity:
   Liabilities:
   Payable for
    unsettled trades    $   1,118       184       227      187     226      294

   Total liabilities        1,118       184       227      187     226      294
   Plan equity            371,701    69,870    71,755   49,065  71,304  109,707

   Total liabilities and
      plan equity       $ 372,819    70,054    71,982   49,252  71,530  110,001


   See accompanying Notes to Financial Statements .

                       ILLINOIS CENTRAL RAILROAD COMPANY
                         UNION EMPLOYEES' SAVINGS PLAN
                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                       Investment Funds
                                   Illinois
                                    Central
                                     Corp.             Target  Target
                         Total   Stock Fund  Income    2025     2005    Balanced
Investment Income:
 Dividends           $   5,264     5,264
 Interest                1,512     1,143        20       27        13       309
 Net realized gain
  (loss)                11,123       558     1,966     1,853     1,923     4,823
 Net unrealized gain
  (loss)               153,294    30,867     8,019    22,326    16,864    75,218

                       171,193    37,832    10,005    24,206    18,800    80,350

Contributions:
 Participants          992,438   198,484   162,915   134,814   169,283   326,942
 Employer              147,938    28,476    25,943    20,798    25,681    47,040
 Rollover               37,224     2,239     3,604     9,410     3,359    18,612

                     1,177,600   229,199   192,462   165,022   198,323   392,594

 Total Additions     1,348,793   267,031   202,467   189,228   217,123   472,944

Deductions:
 Participants'
  distribution          41,583                                            41,583
 Administrative
  expense               18,601                                            18,601

 Total deductions       60,184         0         0         0         0    60,184

Interfund transfers:
 in (out)                    0   (21,568)  (22,636)   (2,939)  (18,730)   65,873

Net Changes During
 Period              1,288,609   245,463   179,831   186,289   198,393   478,633

Plan Equity:
 At December 31,
  1995                 371,701    69,870    71,755    49,065    71,304   109,707

 At December 31,
  1996              $1,660,310  315,333   251,586   235,354   269,697   588,340

   See accompanying Notes to Financial Statements.

                       ILLINOIS CENTRAL RAILROAD COMPANY
                         UNION EMPLOYEES' SAVINGS PLAN
                     STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE PERIOD JUNE 26, 1995 TO DECEMBER 31, 1995

                                                      Investment Funds
                                   Illinois
                                    Central
                                     Corp.             Target  Target
                           Total   Stock Fund Income    2025    2005   Balanced
Investment Income:
 Dividends            $     614       614
 Interest                   140       139                  1
 Net realized gain
  (loss)                     56       (72)        6       78        12       32
 Net unrealized gain
  (loss)                  9,440    (1,749)    1,045    1,971     2,205    5,968

                         10,250    (1,068)    1,051    2,050     2,217    6,000

Contributions:
 Participants           320,479    64,723    61,843   43,076    60,708   90,129
 Employer                44,610     8,878     9,182    6,156     8,686   11,708
 Rollover                     0

                        365,089    73,601    71,025   49,232    69,394  101,837

 Total Additions        375,339    72,533    72,076   51,282    71,611  107,837

Deductions:
 Participants'
  distribution                0
 Administrative expenses  3,638                                           3,638

 Total deductions         3,638         0         0        0         0    3,638

Interfund transfers:
 in (out)                     0    (2,663)     (321)  (2,217)     (307)   5,508

Net Changes During
 Period                 371,701    69,870    71,755   49,065    71,304  109,707

Plan Equity:
 At December 31, 1994         0         0         0        0         0        0

 At December 31, 1995 $ 371,701    69,870    71,755   49,065    71,304  109,707

   See accompanying Notes to Financial Statements.

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995


(1)   THE COMPANY

      Illinois Central Corporation ("IC"), a holding company, was incorporated under the laws of Delaware. IC, through its wholly-owned subsidiaries, including the Illinois Central Railroad Company (the "Company"), is principally engaged in the rail freight transportation business. The Company operates 2,700 miles of main line track between Chicago and the Gulf of Mexico, primarily transporting chemicals, grain and milled grain, coal, paper and intermodal commodities.

(2)   DESCRIPTION OF PLAN

      The following brief description of the Illinois Central Railroad Company Union Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

      GENERAL

      The Plan was established effective June 26, 1995 for the benefit of eligible employees of Illinois Central Railroad Company (the Company). The Plan covers most full-time, union employees of the Company. Eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. To be eligible, part-time employees must complete certain employment requirements. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      CONTRIBUTIONS

      Participants may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 2% to 15% of each participant's base salary, in 1% increments. The total pre-tax contributions by a participant are limited to the lesser of $9,500 in 1996 and $9,240 in 1995 (subject to adjustments to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or 15% of the participant's salary during any calendar year. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

      The Company contributes an amount equal to 25% of each participant's contributions up to the first 4% of salary (a maximum Company contribution of 1% of salary).

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


      INVESTMENT OF CONTRIBUTIONS

      The Plan permits participants to invest their own contributions and the Company's matching contributions in the following investment funds: the Illinois Central Corporation Stock Fund, the Income Fund, the Target 2025 Fund, the Target 2005, and the Balanced Fund. Participants may choose to invest in one or more funds in multiples of 10% upon initial participation. Subsequent changes in funds may be in 1% increments. The funds, excluding the Illinois Central Corporation Stock Fund, are collective trust funds established by Bank of America Illinois.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contributions, all of the Company's contributions, and an allocation of earnings and expenses. Allocation of each is based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

      VESTING

      Participants are immediately vested 100% in the entire amount in their account.

      PAYMENT OF BENEFITS

      On termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment, in annual installments over a period of up to 15 years, or in the form of an immediate or deferred annuity.

      EXPENSES

      Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

      WITHDRAWALS

      In accordance with generally accepted accounting principles, withdrawals are recorded in the period in which they are paid to participants.

      PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Financial statements of the Plan are prepared using the accrual basis of accounting.

      Investment are stated at fair value. Quoted market prices are used to value the stock and mutual funds.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      The Plan considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


      The preparation of the financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

(4)   FEDERAL INCOME TAXES

      The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated March 11, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

                        ILLINOIS CENTRAL RAILROAD COMPANY
                          UNION EMPLOYEES' SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

(5)   INVESTMENTS

      The following table presents the fair value of the Plan investments.

                             December 31, 1996       December 31, 1995
                             -----------------       -----------------
                             Number         Fair     Number       Fair
                            of Shares       Value   of Shares     Value


      Investments at Fair Value as
       Determined by Quoted Market Price:

      Illinois Central Railroad
      Stock Fund................  9,120    $291,840    1,644    $63,089

      Target 2025 Fund.......... 15,652     235,284    3,851     49,252

      Target 2005 Fund.......... 22,927     269,647    6,773     71,530

      Income Fund............... 14,169     251,544    4,315     71,982


      Investments at Fair Value as
      Determined by Estimated Market
      Price:


      Balanced Fund.........    18,313      587,431    4,299    110,001

                                   SCHEDULE I

              ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996





                                   PAR VALUE                    MARKET
ASSET DESCRPTION                   /SHARE        COST            VALUE
B of A EB TARGET 2025 FUND   $     15.032    $ 210,987.12    $ 235,284.17
B of A EB EQUITY FUND              32.078      506,245.04      587,431.07
B of A EB GIC FUND                 17.753      242,480.01      251,544.44
B of A EB TARGET 2005 FUND         11.761      250,577.78      269,646.73
ILLINOIS CENTRAL CORP COMMON       32.000      262,723.00      291,840.00
    TOTAL INVESTMENTS                        1,473,012.95    1,635,746.41

 TEMPORARY CASH INVESTMENTS                     22,402.92       22,402.92
                                            $1,495,415.87    1,658,149.33

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.

                                  SCHEDULE II

                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1996


 Series of Transactions in excess of 5% of Plan assets

                       Sales/Purchase                   Net/Gain   Current
 Security Description     Price     Expenses    Cost      Loss      Value

 Sales

 Target 2005             $  20,254         0    20,254     1,923    22,177
 Balanced Fund              26,082         0    26,082     4,823    30,905
 Income Fund                22,887         0    22,887     1,966    24,853
 Cash & cash equivalent    503,485         0   503,485         0   503,485

 Purchases

 Illinois Central Corporation
    Stock             $    207,832       123   207,955         0   207,955
 Target 2025               177,601         0   177,601         0   177,601
 Target 2005               201,507         0   201,507         0   201,507
 Balanced Fund             428,294         0   428,294         0   428,294
 Income Fund               194,431         0   194,431         0   194,431
 Cash & cash equivalent    525,840         0   525,840         0   525,840


 Individual Transactions in excess of 5% of Plan assets

 Sales

 Cash & cash equivalent     24,451         0    24,451         0    24,451
 Cash & cash equivalent     39,683         0    39,683         0    39,683

 Purchases

 Cash & cash equivalent     22,394         0    22,394         0    22,394
 Cash & cash equivalent     37,183         0    37,183         0    37,183

 See accompanying independent auditors' report.

                                                            Exhibit 23
                                                           -------------



                          Independent Auditors' Consent



The Board of Directors
Illinois Central Corporation:

We consent to incorporation by reference in Registration Statement No. 33-36765 on Form S-8 of Illinois Central Corporation of our report dated June 13, 1997, relating to the statements of financial position of Illinois Central Railroad Company Union Employees' Savings Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for the year ended December 31,1996 and the period June 26, 1995 to December 31, 1995, and all related statements, which report, appears in the December 31, 1996 annual report on Form 11-K of Illinois Central Railroad Company
Union  Employees' Savings Plan.


/s/ KPMG Peat Marwick LLP



Chicago, Illinois
June 26, 1997